UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)*

CANCER GENETICS, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

13739U104
(CUSIP Number)

with a copy to:
Mr. John Pappajohn	Alan Wovsaniker
c/o Equity Dynamics Inc.	Lowenstein Sandler LLP
666 Walnut Street, Suite 2116	65 Livingston Avenue
Des Moines, IA 50309	Roseland, NJ 07068
(515) 244-2346	(973) 597-2564

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 13739U104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

John Pappajohn

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.		Percent of Class Represented by Amount in Row (11): *

14.		Type of Reporting Person (See Instructions): IN

* Based upon information obtained directly from Cancer Genetics, Inc., a Delaware corporation (the “Company”), there were 4,290,686 shares of the common stock, par value $0.0001 per share (the “Common Shares”), of the Company outstanding as of April 10, 2013.  As of the filing date of this Schedule 13D, John Pappajohn held 1,063,232 Common Shares and his spouse, Mary Pappajohn, held 200,000 Common Shares.  In addition, as of the filing date of this Schedule 13D, Mr. Pappajohn held warrants to purchase an aggregate of 1,066,003 Common Shares and options to purchase an aggregate of 15,000 Common Shares.  John Pappajohn possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him and his spouse.  As a result of the foregoing, as of the filing date of this Schedule 13D, John Pappajohn may be deemed to beneficially own 2,344,235 Common Shares, or 43.6% of the Common Shares deemed issued and outstanding.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Shares”), of Cancer Genetics, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 201 Route 17 North, 2nd Floor, Rutherford, New Jersey, 07070.

Item 2.   Identity and Background.

       The person filing this statement is John Pappajohn, whose business address is c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa, 50309.  Mr. Pappajohn is the President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole owner of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa.

       Mr. Pappajohn has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Pappajohn is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

       304,000 of the Common Shares held by John Pappajohn and 200,000 Common Shares held by his spouse, Mary Pappajohn, were acquired in August 2009 upon the net issue exercise of certain warrants to purchase Common Shares at an exercise price of $4.00 per Common Share, pursuant to which warrants to purchase an aggregate of 96,000 Common Shares, with a market value at the time of exercise of $25.00 per Common Share, were surrendered.

       3,546 of the Common Shares held by John Pappajohn were purchased in December 2011 upon the exercise of certain warrants to purchase Common Shares at a price of $14.10 per Common Share, for an aggregate purchase price of approximately $50,000.

       80,686 of the Common Shares held by John Pappajohn were acquired by John Pappajohn upon the automatic conversion, in connection with the consummation of the Company’s initial public offering, of an aggregate of 377,789 shares of the Company’s Series A-1 Convertible Preferred Stock (the “Preferred Shares”) held by Mr. Pappajohn.  Mr. Pappajohn purchased the Preferred Shares for an aggregate purchase price of approximately $1,065,000.

       675,000 of the Common Shares held by John Pappajohn were acquired upon the conversion, at the initial public offering price of $10.00 per Common Share, of certain promissory notes issued by the Company in favor of Mr. Pappajohn in the aggregate amount of $6,750,000.

       Options held by Mr. Pappajohn to purchase 15,000 Common Shares were acquired as consideration for Mr. Pappajohn’s service as a member of the Company’s board of directors.

       Warrants held by Mr. Pappajohn to purchase an aggregate of 1,066,003 Common Shares were acquired in connection with (i) Mr. Pappajohn’s agreement to serve as the personal guarantor of certain third-party debt incurred by the Company and (ii) certain issuances of loans made by Mr. Pappajohn to the Company and extensions of the maturity thereof.

Item 4.   Purpose of Transaction.

       As described in Item 3, the securities set forth in this Schedule 13D were either granted to Mr. Pappajohn as consideration for services he provided to the Company or acquired by Mr. Pappajohn for investment purposes.  At present, Mr. Pappajohn does not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       Based upon information obtained directly from the Company, there were 4,290,686 Common Shares outstanding as of April 10, 2013.  As of the filing date of this Schedule 13D, John Pappajohn held 1,063,232 Common Shares and his spouse, Mary Pappajohn, held 200,000 Common Shares.  In addition, as of the filing date of this Schedule 13D, Mr. Pappajohn held warrants to purchase an aggregate of 1,066,003 Common Shares and options to purchase an aggregate of 15,000 Common Shares.  John Pappajohn possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him and his spouse.  As a result of the foregoing, as of the filing date of this Schedule 13D, John Pappajohn may be deemed to beneficially own 2,344,235 Common Shares, or 43.6% of the Common Shares deemed issued and outstanding.

       During the sixty days prior to the filing date of this Schedule 13D, Mr. Pappajohn acquired (i) on February 22, 2013, warrants to purchase an aggregate of 11,667 Common Shares at a price of $15.00 per Common Share pursuant to a certain Restated Credit Agreement, dated October 17, 2012, between John Pappajohn and the Company, (ii) on March 4, 2013, warrants to purchase an aggregate of 6,666 Common Shares at a price of $15.00 per Common Share pursuant a certain Credit Agreement, dated December 4, 2012, between John Pappajohn and the Company, (iii) upon the consummation of the Company’s initial public offering on April 10, 2013, 675,000 Common Shares upon the conversion of certain promissory notes issued by the Company in favor of Mr. Pappajohn in the aggregate amount $6,750,000, and (iv) upon the consummation of the Company’s initial public offering on April 10, 2013, 80,686 Common Shares upon the automatic conversion of an aggregate of 377,789 Preferred Shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between John Pappajohn and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

       None.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2013

/s/ John Pappajohn
John Pappajohn

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)